Exhibit (a)(2)(A)

December 9, 2011

To Our Stockholders:

On behalf of the board of directors of Advanced Analogic Technologies Incorporated (“AATI”), I am pleased to inform you that AATI agreed to be acquired by Skyworks Solutions, Inc. (“Skyworks”) pursuant to the terms of an Agreement and Plan of Merger, dated as of May 26, 2011 by and among Skyworks, PowerCo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Skyworks, and AATI, as amended by Amendment No. 1 dated November 30, 2011 (as so amended, the “Merger Agreement”). PowerCo Acquisition Corp. has today commenced a tender offer to purchase all outstanding shares of common stock of AATI at a price of $5.80 per share, net to the seller in cash, without interest and subject to any required withholding of taxes (the “Offer”).

After successful completion of the Offer, PowerCo Acquisition Corp. will be merged with and into AATI (the “Merger”), and any AATI common stock not purchased in the Offer will be converted into the right to receive an amount equal to $5.80 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. Unless subsequently extended, the Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012. As more fully set forth in the Merger Agreement, the Offer is conditioned upon, among other things, the tender in the Offer of a number of shares of AATI common stock which represent a majority of the total number of issued and outstanding shares of AATI common stock.

After careful consideration, including a thorough review of the terms of the Offer with AATI’s legal advisors, the board of directors of AATI has unanimously (1) determined that the Offer and the Merger are advisable, fair to, and in the best interests of, AATI and its stockholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) recommended that AATI’s stockholders tender their shares in the Offer and adopt the Merger Agreement.

Accordingly, and for the other reasons described in more detail in the enclosed copy of AATI’s Solicitation/Recommendation Statement on Schedule 14D-9, the board of directors of AATI unanimously recommends that AATI’s stockholders accept the Offer and tender their shares pursuant to the Offer.

The Solicitation/Recommendation Statement on Schedule 14D-9 contains additional information relating to the Offer and the Merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are PowerCo Acquisition Corp.’s Offer to Purchase, dated December 9, 2011, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors, we thank you for your support.

Sincerely,

Richard K. Williams
President, Chief Executive Officer and Chief Technical Officer